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                                                                  EXHIBIT (A)(8)

                              THE ITALY FUND INC.
                   7 World Trade Center, New York, NY 10048

                                                                   June 20, 2001
Dear Shareholder:

   The Italy Fund Inc. (the ''Fund'') is offering to purchase up to 1,691,573 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the day after the date the offer expires (the ''Offer'').

   The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these material carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder on whether to tender any or all shares.

   Please note that the Offer is scheduled to expire at 12:00 Midnight Eastern Time on July 19, 2001, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc. at (800) 223-2064.

                                          Sincerely,

                                          /s/ Heath B. McLendon
                                          Heath B. McLendon
                                          Chairman of the Board of Directors